December 22, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR AND FEDERAL EXPRESS

Coy Garrison, Esquire

Brian Hough, Esquire

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Safety Income and Growth REIT, Inc.
Draft Registration Statement on Form S-11
Originally Submitted November 10, 2016
CIK No. 0001688852

Dear Messrs. Garrison and Hough:

On behalf of our client, Safety Income and Growth REIT, Inc. (the “Company”), we are confidentially filing an amended version (“Amendment 1”) of the Company’s Draft Registration Statement on Form S-11.  Amendment 1 has been marked to show all changes made to the initial Draft Registration Statement.

Set forth below are the Company’s responses to the comments of the Staff of the Commission on the initial Draft Registration Statement, as set forth in the Staff’s letter dated December 9, 2016.  The responses follow each comment and where applicable, include page references to Amendment 1 indicating where disclosure has been added in response to the Staff’s comment.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We are supplementally providing the Staff under separate cover a copy of a presentation that was given to one potential institutional investor in reliance on Section 5(d) of the Securities Act.  This presentation was given at a meeting attended by representatives of

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

the Company and the investor.  No representatives of the underwriters participated in the meeting.  This was the only instance in which the Company, or anyone authorized to act on its behalf, delivered written communications, as defined in Rule 405, to potential investors in reliance on Section 5(d) of the Securities Act.

2.                                      To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company confirms that there are no additional graphics, maps, photographs, artwork or logos that the Company intends to use in the prospectus at this time.  If the Company proposes to include any such additional materials in the prospectus, the Company will provide them to the Staff.

3.                                      We are monitoring your filing for outstanding comments on the iStar Inc. Form 10-K related to the sale of the building at One Ally Center and the corresponding ground lease.

The Company acknowledges the Staff’s comment.

Tenant Data, page ii

4.                                      We note your disclosure that some of the information about your tenants and leases is based on financial information provided to you by your tenants pursuant to your leases and that you have not independently investigated or verified such information.  Please revise your defined terms to highlight which of the metrics rely upon financial information provided to you by your tenants.  We note your risk factor disclosure on page 23 stating that you rely upon Underlying Property NOI as reported to you by your tenants and that you in turn consider Underlying Property NOI to calculate Ground Rent Coverage and Combined Property Value.

The Company has added the requested disclosure on pages ii and iii of Amendment 1 and in footnote (1) to the table captioned “Underlying Property and Tenant Information” on pages 7 and 80 of Amendment 1.

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

Prospectus Summary

The Company, page 1

5.                                      We note your disclosure regarding safe cash flows and other expected benefits from your investments in ground net leases.  Please revise your disclosure to discuss some of the risks unique to owning ground net leases.

The Company has revised the disclosure as requested on pages 1, 4, 74 and 82 of Amendment 1 to reference some of the risks of ground net leases, including inflation, not fully capturing anticipated increases in land values over the term of the lease and tenant default.

Conflicts of Interest, page 12

6.                                      We note your disclosure that “[c]onflicts of interest may exist or could arise in the future with iStar and its affiliates, including our manager, our officers and/or directors who are also officers and/or directors of iStar, and any limited partner of our operating partnership.”  Please revise your disclosure in this section, Risk Factors, and elsewhere, where appropriate, to more specifically identify and discuss these conflicts of interest. Please also provide more detail regarding the scope of the exclusivity agreement, including the types of investments covered by the agreement, the termination rights, and whether joint ventures between you and iStar and its affiliates are contemplated.

The Company has added the requested disclosure on pages 13, 14, 15, 33 and 117 of Amendment 1.

Risk Factors

Risks Related to This Offering, page 40

7.                                      We note that the management fee will be payable solely in shares of your common stock.  Please revise to address the dilutive impact of the payment of the management fee on your common stock shareholders or explain to us why this is not necessary.

The Company has added the requested disclosure on page 44 of Amendment 1.

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

Use of Proceeds, page 51

8.                                      We note your disclosure on page 9 that “[p]rior to the completion of this offering, iStar expects to enter into a $170 million term loan facility secured by iStar’s ownership interest in us….” Please describe the use of the proceeds of the $170 million term loan facility by iStar. Please see Instruction 4 to Item 504 of Regulation S-K.

The Company has added the requested disclosure on page 53 of Amendment 1.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources, page 65

9.                                      We note your disclosure that the availability of borrowings under your new revolving credit facility, which you intend to enter into upon the completion of the offering, is subject to the conditions set forth in the applicable loan agreement.  Please expand to provide more detailed disclosure of any material financial covenants, including quantifying any ratios, when known.

The Company advises the Staff that it will add the requested disclosure in a future amendment.  The terms of the Company’s new revolving credit facility are still under discussion at this time.

Business and Properties

Our Initial Portfolio, page 77

10.                               Please revise your disclosure to include information responsive to Items 15(a), (e), (f), (g) and (h) of Form S-11 for each of your material properties or advise us why your current disclosure is sufficient.

The Company notes that Item 15 of Form S-11 applies to each “improved property” held or intended to be acquired by or leased to the registrant that is “materially important” to the registrant, as that term is defined in Item 14 of the Form.   The Company believes that Item 15 is soliciting information about improvements “held or intended to be acquired by or leased to the registrant.”  Seven of the Company’s 12 properties are land assets that are leased under a ground net lease to a tenant that owns the improvements on the land.  The Company owns the land and the improvements at the five properties comprising its Hilton Western portfolio.  Of those five properties, the Doubletree Seattle Airport hotel and the Hilton Salt Lake hotel may be considered to be “materially important.”

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

Information about the expiration of the Hilton master lease, which includes the Doubletree Seattle and Hilton Salt Lake hotels, is set forth in the table captioned “Our Leases” on pages 6 and 79 of Amendment 1.  The Company has added additional information responsive to Items 15(a), (e), (g) and (h) on pages 81 and 85-86 of Amendment 1 with respect to the Doubletree Seattle and Hilton Salt Lake hotels.

Description of Properties in Our Initial Portfolio, page 79

11.                               Please discuss the nature of your title or other interests in the properties that are not part of the Hilton Western Portfolio.  See Item 14(b) of Form S-11.

The requested disclosure has been added to each of the relevant property descriptions on pages 81-105 of Amendment 1.

Northside Forsyth Hospital Medical Center, page 93

12.                               Please revise to disclose the method of financing to be used to fund the $4.1 million commitment for the development costs of this property.

The requested disclosure has been added on pages 69 and 96 of Amendment 1.

Insurance, page 104

13.                               Please disclose whether, in the opinion of your management, your properties are adequately covered by insurance.  Please see Instruction 3 to Item 14 of Form S-11.

The requested disclosure has been added on page 108 of Amendment 1.

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

Our Manager and the Management Agreement

Executive officers and key personnel of our manager, page 106

14.                               Please revise to identify the positions held with the registrant by Mr. Sugarman, Ms. Matis, and Mr. Jervis.

The requested disclosure has been added on page 118 of Amendment 1.

Management fees and expense reimbursements, page 111

15.                               Please disclose, if true, that total equity, for purposes of calculating the management fee, will also include common stock issued to the manager as payment of prior management fees.

The requested disclosure has been added on page 115 of the Amendment.

16.                               We note your disclosure on page 114 that you intend to reimburse your manager for the allocable share of the compensation paid to certain personnel. Please specifically disclose whether you will reimburse your manager for the salaries and benefits to be paid to your named executive officers.  In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

The Company advises the Staff that it will not reimburse the manager for salaries and benefits of the Company’s named executive officers. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, the Company will disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Certain Relationships and Related Transactions

Formation Transactions, page 124

17.                               Please expand your disclosure in this section to break out what consideration and benefits each related entity will receive in connection with the formation transactions and how this was valued.

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

The Company has expanded the disclosure as requested on pages 13, 130, 131 and 132 of Amendment 1.

18.                               Please revise to disclose the information required by Item 404(a)(5) of Regulation S-K with regard to the retirement of the iStar credit facility.

The requested disclosure has been added on page 130 of Amendment 1.

Structure and Formation of Our Company

Formation Transactions, page 127

19.                               Please revise to provide a more detailed explanation of the transactions through which you will acquire all the equity interests in your predecessor entities in consideration of shares of your common stock.

The requested disclosure has been added on page 130 of Amendment 1.

20.                               We note your disclosure throughout the prospectus that following the completion of the offering, the concurrent iStar placement and the formation transactions, you will be the sole general partner and sole owner of all of the outstanding partnership units.  We also note your disclosure on page 128 that, as part of the formation transactions, your operating partnership expects to distribute a portion of the net proceeds from the offering and the concurrent iStar placement to iStar, which iStar will use to repay in full the iStar credit facility.  Please revise to provide more detail regarding this distribution, such as what portion of the net proceeds from the concurrent iStar placement will be distributed to iStar to repay in full the iStar credit facility, and how your operating partnership can make a distribution to iStar, which does not appear to be a partner of your operating partnership.

The disclosure has been clarified on pages 74 and 130 of Amendment 1.  For the information of the Staff, the distribution will be paid by the Company to iStar in its capacity as a stockholder of the Company.  Immediately prior to this distribution, the operating partnership will make a corresponding distribution to the Company in its capacity as the sole unitholder of the operating partnership.

Certain Provisions of Maryland General Corporation Law and Our Charter and Bylaws

Stockholder Rights Plan, page 149

21.                               We note your disclosure that “the stockholder rights plan will expire on the date of the second annual meeting of stockholders held after the first anniversary of the

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

adoption of the plan….” We also note your disclosure on page 116 which says “the stockholder rights plan will expire on the date of the first annual meeting of stockholders held after the third anniversary of the adoption of the plan….” Please reconcile these apparent discrepancies or provide us with an explanation as to why such a reconciliation is not necessary.

The disclosure has been reconciled on page 152 of Amendment 1.

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements

Note 7 — Risk Management

22.                               Please provide financial statements for your significant lessees in your next amendment, or tell us why you believe such financial statements are not required.

The Company has concluded that lessee financials are not required to be included in the Registration Statement because GNLs are not subject to the tenant concentration guidance set forth in Section 2340 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM”).  Instead, the Company believes GNLs are subject only to Rule 3-14 of Regulation S-X. The Company has based its conclusion on the structural and economic distinction of a GNL relative to a traditional commercial property space net lease.

A GNL lessor owns fee simple title to land and leases it, typically on a long-term basis, to a lessee who is the leaseholder and beneficial owner and operator of a building and improvements on the land until the expiration or earlier termination of the ground lease.  The GNL lessee is responsible for all property expenses, such as development costs and capital expenditures and all property operating expenses, such as leasing costs, tenant improvements, maintenance, utilities, real estate taxes and insurance, in addition to rent.  Rent under a GNL typically has contractual periodic increases, CPI-based escalations and/or percentage rent participations over the term of the lease.  In addition, in many GNLs, the GNL lessee will lease or sublease all or a portion of the building and improvements to one or more tenants or subtenants.  This tenant diversity benefits the GNL lessor by diversifying the primary sources of payment of rent by the GNL lessee under the GNL.

In addition to this structural diversification, a GNL lessor benefits from a structural seniority derived from its right to regain possession of its land and take ownership of all buildings and/or improvements thereon owned by the GNL lessee, for no additional

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

consideration, upon either the expiration of the GNL or an earlier termination by the GNL lessor in the event of a default by the GNL lessee.  These unique rights of the GNL lessor provide a strong incentive for a GNL lessee to make required GNL rent payments, significantly reduces the likelihood of loss to the Company in the case of a tenant default and ultimately gives the Company a valuable asset in the form of a building for no additional consideration.  These rights make the quality of the real estate operations the ultimate value driver of a GNL’s value.  This contrasts with a traditional triple net commercial space lease, where the value is derived primarily from the rent paid by the tenant occupying the space and the landlord is at significant risk of loss if the tenant defaults.

As discussed in the Registration Statement, the Company’s underwriting criteria for its GNL investments are highly focused on the quality of the real estate and the terms of the GNL.  In particular, the Company focuses on the following investment criteria:

•                  underlying properties located in major metropolitan areas;

•                  average remaining ground lease terms of 30 to 99 years;

•                  periodic contractual rent escalators or percentage rent participations;

•                  valuation ratio of the GNL to the combined value of the land and buildings thereon, as if there were no GNL, of 30-45%;

•                  coverage ratio of the net operating income of the real estate operations conducted at the property to the rent payable in the first 12 months of the GNL of 2.0x to 5.0x;

•                  first year cash returns between 4.0% and 6.0%;

•                  well-located properties with high barriers to entry and durable cash flow; and

•                  transaction sizes ranging from $20 million to $250 million.

The Company acknowledges that GNLs and traditional triple net space leases share certain similar characteristics; however, the Company believes that the unique features of GNLs support its conclusions that ground net leases should be viewed solely as real estate operations.  The Company’s understanding is that the requirement of FRM §2340 to provide tenant financials is designed to address concerns that the tenant represents an asset concentration and, accordingly, financial information about the tenant is more important than financial information about the property operations.  This concern derives from the nature of traditional triple net leases which are typically single tenant leases where the tenant vacates the property at the end of the lease and the landlord’s recourse in the event of a default would be to terminate the lease and pursue remedies for lost income against the tenant and any guarantor.  In contrast, GNLs are structured to provide safety against tenant default and loss, and provide the Company with a long-term residual asset

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

in the form of the buildings and improvements built on the land, which the Company receives for no additional consideration at the expiration or earlier termination of the lease.

Annex 1 sets forth a summary comparison of the similarities and differences on key terms between traditional triple net commercial property space leases and GNLs.  The Company believes that key distinctions are:  1) ownership of the building and/or improvements by the tenant (who has often paid for the asset by acquisition or construction), with the GNL lessor maintaining the right to take over ownership and possession of all buildings and/or improvements on its land at the expiration or earlier termination of its GNL without payment; and 2) its relationship with the leasehold mortgage lenders of its ground lessees.  The Company believes that its right to terminate the GNL upon default, take possession of the leased property and take ownership of the buildings and improvements, for no consideration, creates a powerful incentive for its tenants not to default, and its tenants’ mortgage lenders not to allow a default to go uncured, lest they risk losing their collateral to the Company.  The extra Mortgage Protections (see Annex 1) that GNL leasehold lenders typically require, and the lenders’ right to replace the defaulting tenant with a  new tenant, further evidence the lenders’ interests in being able to preserve their real estate collateral.  The Company believes these features support its view that the financial performance of the real estate operations at the Company’s properties are of paramount importance to the Company’s business.

The Company believes that its view of ground net leases as real estate operations subject to Rule 3-14 is consistent with how comparable businesses, such as REITs that own and lease farmland, view their operations.  The Company has observed that farmland REITS apply Rule 3-14 of Regulation S-X to their acquisitions of triple net leased land.(1)

For the reasons articulated above, the Company concluded that GNLs are not within the scope of Section 2340 of the FRM based on the structural and economic distinctions of a ground net lease relative to a traditional commercial property space net lease, and are instead within the scope of Rule 3-14 of Regulation S-X.

Applying Rule 3-14 to the Company’s portfolio, the only property that the Company acquired during the periods for which financial statements are required to be included in the Registration Statement, and that is not already included in the historical audited predecessor financial statements included in the Registration Statement, is the Forsyth property.  Forsyth was acquired by iStar on April 25, 2016 for $3.9 million.  The carrying

(1)  See, for example, Gladstone Land Corporation Registration Statement on Form S-11 (333-183965) and American Farmland Registration Statement on Form S-11 (333-205260).

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

value of the predecessor portfolio’s assets at December 31, 2015 was $180 million. The Forsyth property acquisition value is less than the 10% threshold of Rule 3-14, therefore audited financial statements are not required to be included in the Registration Statement.

Exhibit Index, page II-7

23.                               Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.  The draft exhibits should be filed as EDGAR correspondence.

Drafts of the legal and tax opinions that will be filed as exhibits 5.1 and 8.1, respectively, to the Registration Statement are enclosed for the Staff’s review.

*              *              *              *

Mr. Garrison
United States Securities and Exchange Commission

December 22, 2016

We appreciate the Staff’s review of Amendment 1.  If you have any questions or further comments on the filing, please contact the undersigned at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner
Kathleen L. Werner

cc:                                Eric McPhee, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Jay Sugarman, Safety Income and Growth REIT, Inc.

Geoffrey Jervis, Safety Income and Growth REIT, Inc.

Annex 1

Comparison of Commercial Property Single

Tenant Triple Net Lease and Ground Net Lease

Property Subject to Lease	Typical Single Tenant Triple Net Lease	Typical Ground Net Lease
Leased Property	Space in commercial property building.	Land on which building and improvements will be constructed or redeveloped, or may already exist.

Term of Lease	10-20 years, plus extensions	30-99 years, plus extensions

Ownership of the Commercial Property	Landlord owns the land and all buildings and improvements thereon.	Landlord owns the land. Tenant owns the buildings and all improvements thereon during the term of the lease.

Tenant	Single tenant leases and occupies the building.	Tenant leases land from ground lease landlord. Tenant leases all or part of the building to one or more third party tenants.

Property Expenses	Triple net: all property related expenses are paid by tenant.	Triple net: all property related expenses are paid by tenant.

Rent Escalation Clauses	Customary to have periodic rent increases based on fixed percentage increases and/or changes in an inflation index.	Customary to have more frequent periodic rent increases than triple net space leases, based on fixed percentage increases and/or changes in an inflation index.

Tenant Financing

Tenant does not have an ownership interest in the property. Tenant has a leasehold interest in the property and has the right to use and occupy the space under the lease that is capable of being financed.

Ground lease tenants routinely obtain mortgage financing secured by the leasehold interest, building and improvements. Ground lease landlord typically does not allow the land to be used as collateral for tenant’s financing.

Property Subject to Lease	Typical Single Tenant Triple Net Lease	Typical Ground Net Lease
The ground lease lessor agrees to grant “Mortgage Protections” to the ground lease tenant’s mortgage lender so long as it is a “qualified lender” under the ground lease.

Mortgage Protections include: (1) right to receive notices from the ground lease landlord and cure ground lease tenant defaults; (2) requirement to obtain lender’s consent to certain matters; (3) right to obtain a “New Lease” (described further below) if the ground lease tenant defaults and (4) certain other rights

If the ground lease lessor terminates the lease before its expiration date due to a monetary event of default by the ground lease tenant or a rejection of the ground lease in a tenant bankruptcy proceeding, the tenant’s lender may require the landlord to enter into a New Lease with a new tenant that is not an affiliate of the defaulting tenant; provided that the lender shall first: (1) pay all overdue amounts under the ground lease to the landlord (with default interest and late charges); and (2) agree to cure all non-monetary defaults within a reasonable period after the date of the New Lease. The terms of the New Lease will be identical to the terms of the original lease, as if the original lease had not been terminated.

Property Subject to Lease	Typical Single Tenant Triple Net Lease	Typical Ground Net Lease
Landlord’s Remedies for Tenant’s Default	Terminate the lease.	Terminate the ground lease and take title to all buildings and improvements thereon for no additional consideration payable by ground lease landlord.

EXHIBIT 5.1

[Letterhead of Clifford Chance US LLP]

[Date]

Safety Income and Growth REIT, Inc.
1114 Avenue of the Americas
New York, New York 10036

Ladies and Gentlemen:

We have acted as counsel to Safety Income and Growth REIT, Inc., a Maryland corporation (the “Company”), in connection with its filing of a Registration Statement on Form S-11 (File No.                ) (together with any amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) relating to the registration of shares of the Company’s common stock, par value $0.01 per share (the “Shares”), having a maximum aggregate offering price of up to $       . The Common Stock will be sold to the several underwriters named in, and pursuant to an underwriting agreement among the Company and such underwriters (the “Underlying Agreement”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.

Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that the Shares have been duly authorized and, following the (i) issuance of the Shares pursuant to the terms of the Underwriting Agreement and (ii) receipt by the Company of the consideration for the Shares specified in the resolutions of the board of directors of the Company, the Shares will be legally issued, fully paid and nonassessable.

The foregoing opinion is limited to the Maryland General Corporation law as currently in effect.  We have not undertaken to advise you of any subsequent changes in the law or of any facts that hereafter may come to our attention.

We hereby consent to the filing of this opinion with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Opinions” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

Very truly yours,

EXHIBIT 8.1

[Letterhead of Clifford Chance US LLP]

[Date]

Safety Income and Growth REIT, Inc.

1114 Avenue of the Americas

New York, New York 10036

Ladies and Gentlemen:

We have acted as counsel to Safety Income and Growth REIT, Inc., a Maryland corporation (the “Company”), in connection with the Company’s filing of a registration statement on Form S-11 (File No. [ ]) (together with any amendments thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, as of the date hereof.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

In rendering the opinions expressed herein, we have examined and, with your permission, relied upon:

1.                                      the Amended and Restated Charter of the Company;

2.                                      the bylaws of the Company;

3.                                      the Agreement of Limited Partnership of Safety Income and Growth Operating Partnership LP, a Delaware limited partnership (the “Operating Partnership”);

4.                                      a Certificate of Representations (the “Certificate of Representations”), dated as of the date hereof, provided to us by the Company and the Operating Partnership;

5.                                      the Registration Statement; and

6.                                      such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions referred to in this letter.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents, and have not been subsequently amended, (ii) the signatures on each original document are genuine, (iii) each party who executed such documents had proper authority and capacity, (iv) all representations and statements set forth in such documents are true and correct, (v) all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms, and (v) the Company at all times will operate in accordance with the method of operation described in its organizational documents, the Registration Statement and the Certificate of Representations.

For purposes of rendering the opinions stated below, we have also assumed, with your consent, the accuracy of the representations contained in the Certificate of Representations provided to us by the Company and the Operating Partnership, and that each representation contained in such Certificate of Representations that is qualified as to the best of the knowledge or belief of the Company, its officers or the Operating Partnership is accurate and complete without regard to such qualification.  These representations generally relate to the organization and proposed method of operation of the Company as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Based upon, subject to, and limited by the assumptions and qualifications set forth herein and in the Registration Statement, we are of the opinion that:

1.                                      Commencing with its taxable year ending December 31, 2017, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s proposed method of operation as described in the Registration Statement and as set forth in the Certificate of Representations will enable the Company to meet the requirements for qualification and taxation as a REIT under the Code.

2.                                      The discussion set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the Registration Statement, insofar as it purports to  describe or summarize applicable U.S. federal income tax law or legal conclusions with respect thereto, is an accurate description or summary in all material respects.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof.  These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinions.  Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future.  In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

Further, the opinions set forth above represent our conclusions based upon the documents, facts, representations and assumptions referred to above.  Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein.  Moreover, the Company’s qualification and taxation as a REIT under the Code depends upon the Company’s ability to meet, for each taxable year,

2

through actual annual operating results, requirements under the Code regarding its gross income, assets, distributions and diversity of stock ownership.  We have not undertaken to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations for any single taxable year will satisfy the tests necessary to qualify as or be taxed as a REIT under the Code.  In addition, the opinions set forth above do not foreclose the possibility that the Company may have to an excise or penalty tax, which could be significant in amount, in order to maintain its REIT qualification.  Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Certificate of Representations, and we note that the Company engages in transactions in connection with which we have not provided legal advice, and of which we may be unaware.

The opinions set forth herein are: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of the Company.

We hereby consent to the filing of this opinion with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

Very truly yours,

3